                                                                    EXHIBIT 99.2

                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                                        MARCH 31, 2000       SEPTEMBER 30, 1999
                                                               ------------------------------------------------
ASSETS
   Current assets:
   Cash and cash equivalents                                                  $646,031                $469,407
   Trade and other receivables                                               3,216,798               2,226,303
   Inventories                                                               9,880,187              11,930,637
   Prepaid expenses and other                                                  182,850                 191,425
                                                               ------------------------------------------------
                                                                            13,925,866              14,817,772

   Plant and equipment, net                                                  6,016,014               6,790,627
   Mongolia mineral properties                                              10,720,388              10,484,299
   Notes receivable                                                            200,088                 202,016
   Restricted cash and marketable securities                                 9,615,308               9,344,541
   Deferred charge                                                           4,248,875               4,248,875
   Organizational costs, net                                                     3,277                   3,679
                                                               ------------------------------------------------
                                                                           $44,729,816             $45,891,809
                                                               ================================================

LIABILITIES
   Current liabilities:
   Accounts payable and accrued liabilities                                   $662,915              $2,132,614
   Notes payable                                                               540,221               1,049,493
                                                               ------------------------------------------------
                                                                             1,203,136               3,182,107

   Notes payable, net of current portion                                        13,776                  22,811
   Reclamation obligations                                                  11,810,167              13,265,700
   Deferred revenue                                                          6,383,725               3,123,441
   Deferred credit                                                           4,320,000               4,320,000
                                                               ------------------------------------------------
                                                                            23,730,804              23,914,059
                                                               ------------------------------------------------

SHAREHOLDERS' EQUITY
   Share capital                                                            37,439,402              37,439,402
   Retained earnings                                                      (16,440,390)            (15,461,652)
                                                               ------------------------------------------------
                                                                            20,999,012              21,977,750
                                                               ------------------------------------------------
                                                                           $44,729,816             $45,891,809
                                                               ================================================


ON BEHALF OF THE BOARD

/s/ RON F. HOCHSTEIN                             /s/ LUKAS H. LUNDIN
Ron F. Hochstein, Director                       Lukas H. Lundin, Director

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                       (UNITED STATES DOLLARS) (UNAUDITED)



                                                                             SIX MONTHS ENDED MARCH 31
                                                                           2000                     1999
                                                         ---------------------------------------------------
OPERATIONS
Revenue
   Uranium sales                                                        $5,311,000               $7,520,450
   Vanadium sales                                                          353,608                        -
   Process milling                                                         493,200                4,024,174
                                                         ---------------------------------------------------
     Total revenue                                                       6,157,808               11,544,624
                                                         ---------------------------------------------------
Costs and expenses
   Uranium cost of sales                                                 4,415,000                6,417,348
   Vanadium cost of sales                                                  333,411                        -
   Process milling expenditures                                            849,371                3,159,010
   Selling, general and administrative                                   2,223,004                2,316,118
   Write-down of inventories                                               606,022                3,460,000
   Depreciation                                                            550,639                  423,298
                                                         ---------------------------------------------------
                                                                         8,977,447               15,775,774
                                                         ---------------------------------------------------

Loss before the following                                              (2,819,639)              (4,231,150)

   Decrease in reclamation obligations                                   1,455,533                        -
   Net interest and other income                                           385,368                  443,121
                                                         ---------------------------------------------------
Loss before taxes                                                        (978,738)              (3,788,029)

   Provision for income taxes                                                    -                        -
                                                         ---------------------------------------------------
LOSS FOR THE PERIOD                                                     $(978,738)             $(3,788,029)
                                                         ===================================================

Loss per common share                                                      $(0.01)                  $(0.06)
                                                         ===================================================

(DEFICIT) RETAINED EARNINGS
(Deficit) Retained earnings, beginning of period                      (15,461,652)                1,636,025
   Loss for the period                                                   (978,738)              (3,788,029)
                                                         ---------------------------------------------------
DEFICIT, END OF PERIOD                                               $(16,440,390)             $(2,152,004)
                                                         ===================================================

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                                                   SIX MONTHS ENDED MARCH 31
                                                                                   2000                1999
                                                                       -----------------------------------------

CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Loss for the period                                                              $(978,738)        $(3,788,029)
Items not affecting cash
   Depreciation and amortization                                                    550,639             423,298
   Amortization of uranium sales contract purchase cost                                   -             729,730
   Write-down of inventories                                                        606,022           3,460,000
   Decrease in reclamation liabilities                                          (1,455,533)                   -
                                                                       -----------------------------------------
                                                                                (1,277,610)             824,999

Changes in non-cash working capital items
   Decrease in marketable securities                                                      -              11,731
   (Increase) decrease in trade and other receivables                             (990,495)           2,492,138
   Decrease (increase) in inventories                                             1,664,996         (1,412,698)
   Increase in other current assets                                                (22,998)           (104,224)
   (Decrease) increase in accounts payable and accrued liabilities              (1,469,700)             377,878
                                                                       -----------------------------------------
   NET CASH (USED IN) PROVIDED BY OPERATIONS                                    (2,095,807)           2,189,824
                                                                       -----------------------------------------

INVESTING ACTIVITIES
   Properties, plant and equipment                                                 (20,204)         (1,469,894)
   Mongolia mineral properties                                                    (180,503)           (655,799)
   Collection of notes receivable                                                     1,928                 276
   (Increase) decrease in restricted cash and marketable securities               (270,767)             196,255
                                                                       -----------------------------------------
   NET CASH USED IN INVESTMENT ACTIVITIES                                         (469,546)         (1,929,162)
                                                                       -----------------------------------------

FINANCING ACTIVITIES
   Decrease in notes payable                                                      (518,307)            (21,427)
   Increase (decrease) in deferred revenue                                        3,260,284           (322,899)
                                                                       -----------------------------------------
   NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                            2,741,977           (344,326)
                                                                       -----------------------------------------

Increase (decrease) in cash and cash equivalents                                    176,624            (83,664)
Cash and cash equivalents, beginning of period                                      469,407           6,282,275
                                                                       -----------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                           $646,031          $6,198,611
                                                                       =========================================


SUPPLEMENTARY CASH FLOW INFORMATION
   Cash interest paid                                                               $54,690              $7,391
   Cash interest received                                                          $327,095            $418,039